UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2009

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A
A publicly held company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

CALL NOTICE
FOR AN
EXTRAORDINARY GENERAL MEETING

The shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited to attend the Extraordinary General Meeting to be held at the Company’s headquarters at Alameda Santos, n° 1357/8th floor, in the city of São Paulo, at 2:00 p.m. on December 21, 2009, to deliberate the following agenda:

(i)           analyze, discuss and approve the Protocol and Justification of Merger of Arapar S.A. (“Arapar”) and São Teófilo Representações e Participações S.A. (“São Teófilo”), entered into by the Company, as the surviving entity, and Arapar and São Teófilo, as the companies being merged into the Company (“Protocol”), together with the pertinent documents, in light of the opinion of the Company’s Fiscal Council;

(ii)           ratify the hiring of Terco Grant Thornton Auditores Independentes Sociedade Simples, an organization headquartered in the city of São Paulo, as the specialized company responsible for appraising, based on shareholders’ equity at book value, the companies to be merged into the Company;

(iii)           approve the appraisal reports prepared by Terco Grant Thornton;

(iv)           approve the merger, by the Company, of Arapar and São Teófilo; and

(v)           authorize management to take all measures necessary to effect the merger.

All documents pertaining to the matters included in the Agenda will be available for review by interested shareholders at the Company’s headquarters and at its website at www.fibria.com.br.  By way of clarification, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) in its Official Letter (Ofício CVM/SEP/GEA-4/Nº238/2009) granted the Company’s request to waive (i) the appraisals otherwise required by article 264 of Law nº 6.404/76 (the Brazilian Corporations Law), and item VI of paragraph 1 of article 2 of CVM Instruction 319, as well as (ii) the preparation of financial statements of the companies to be merged into the Company, audited by an independent auditor registered with the CVM, as otherwise required by article 12 of CVM Instruction 319.

Proof of share ownership in book-entry form issued by appropriate custodians will be required for admittance to the Meeting.  Shareholders’ proxies may attend the Meeting to the extent that they have been appointed within one year of the Meeting, and their respective powers of attorney and instruments of representation must be delivered to the Company’s headquarters by no later than three business days prior to the date of the Meeting, as per article 28, paragraph 4, of the Company’s Bylaws.

São Paulo, December 4, 2009.

José Luciano Penido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 3, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer